ELEMENTIS

RECEIVED
2004 APR 15 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 April 2004

04024344

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b), as follows:-

1. All documentation filed with Companies House from 26 February 2004 to date, together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 26 February 2004 to date, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 26 February 2004 to date, together with schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Penny Watson
Company Secretary's Office
Elementis plc

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

1 COMPANIES HOUSE FILINGS

2 LONDON STOCK EXCHANGE FILINGS

3 UKLA

4

5

Companies House Filings made since 26 February 2004 to 13 April 2004

04 APR 15 AM 7:21

Date	Description
27 February 2004	Form 88(2) Return of Allotment of Shares (15125 ordinary 5p shares).
16 March 2004	Form 88(2) Return of Allotment of Shares (24,351 ordinary 5p shares)
1 April 2004	Form 88(2) Return of Allotment of Shares (42,306 ordinary 5p shares).

82-34751

88(2)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

04 APR 15 AM 7:21

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15125		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	18.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

..dresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MS. CHAU NGUYEN Address A1 GEORGES ROAD DAYTON NEW JERSEY 08810 USA UK Postcode	Class of shares allotted Ordinary	Number allotted 15125
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15125

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 27 February 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/5636 Tel: 01903 833421

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

04 APR 15 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,351		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	219.2p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Stuart Williamson Address 3 Oakbank Cottages Westwood, West Calder West Lothian UK Postcode EH55 8PR	Class of shares allotted Ordinary	Number allotted 24,351
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed P. Moon **Date** 16 March 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms Alison White Elementis plc Ash House	
Fairfield Avenue Staines Middlesex TW18 4ES	
Tel 01784 227000	Fax 01784 460731
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

04 APR 15 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	42,306		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 42,306
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 42,306

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 1 APRIL 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./HB/6248	Tel: 01903 833436
DX number	DX exchange

London Stock Exchange Filings made since 26 February 2004 to 13 April 2004

Date	Description
9 March 2004	Announcement regarding notification of major interests in shares – Fidelity International Limited.
22 March 2004	Announcement stating that Redeemable B Share circular would be available for inspection at the UK Listing Authority's document.

82-34751

Close

04 APR 15 AM 7:21

Full Text Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	13:50 9 Mar 2004
Number	3161W

RNS Number:3161W
Elementis PLC
9 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

1,457,318

6) Percentage of issued Class

0.3376%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

12) Total holding following this notification

40,156,502

13) Total percentage holding of issued class following this notification

9.30%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...... 9 MARCH 2004 ....

Letter to Elementis PLC

Enclosed are amended notifications of disposable interests under the U.K Companies Act 1985. Please note that while this information details the disposable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect lo these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, being non-beneficial holders.

From Fidelity Management & Research Company

Amendment #10
NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - UK COMPANIES ACT

1. Company in which shares are held: Elementis Plc
2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment manager for various non-US investment companies and institutional clients, (Sec Schedule A for listing of Registered Shareholders and their holdings,)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of Fidelity International Limited,

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant

to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis,

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: Elementis Plc

SHARES HELD (Ordinary Shares)	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
35,058.985	FISL	Chase Nominees Ltd
646,800	FPM	Chase Nominees Ltd
872,000	FPM	HSBC Client Holdings Nominee (UK) Limit
2,190,917	FIL	Chase Nominees Ltd
1,123,300	FIL	Deutsche Bank
264,500	FIL	Northern Trust

Total Ordinary Shares 40,156,502

Current Ownership percentage: 9.31%

Shares in issue: 431,400,000

Change in holdings since last filing: +1,457,318 ordinary shares

END

END

Company website

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	13:50 9 Mar 2004
Number	3161W

RNS Number:3161W
Elementis PLC
9 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

1,457,318

6) Percentage of issued Class

0.3376%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

8-MAR-04

12) Total holding following this notification

40,156,502

13) Total percentage holding of issued class following this notification

9.30%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...... 9 MARCH 2004 ....

Letter to Elementis PLC

Enclosed are amended notifications of disposable interests under the U.K Companies Act 1985. Please note that while this information details the disposable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect lo these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, being non-beneficial holders.

From Fidelity Management & Research Company

Amendment #10
NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - UK COMPANIES ACT

1. Company in which shares are held: Elementis Plc
2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment manager for various non-US investment companies and institutional clients, (Sec Schedule A for listing of Registered Shareholders and their holdings,)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of Fidelity International Limited,

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant

to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis,

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: Elementis Plc

SHARES HELD (Ordinary Shares)	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
35,058.985	FISL	Chase Nominees Ltd
646,800	FPM	Chase Nominees Ltd
872,000	FPM	HSBC Client Holdings Nominee (UK) Limit
2,190,917	FIL	Chase Nominees Ltd
1,123,300	FIL	Deutsche Bank
264,500	FIL	Northern Trust

Total Ordinary Shares 40,156,502

Current Ownership percentage: 9.31%

Shares in issue: 431,400,000

Change in holdings since last filing: +1,457,318 ordinary shares

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

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82-34751

Full Text Announcement

04 APR 15

Company	Elementis PLC
TIDM	ELM
Headline	Doc re. Issue of Equity
Released	15:46 22 Mar 2004
Number	7960W

RNS Number:7960W
Elementis PLC
22 March 2004

22 March 2004

Elementis plc
Issue of Redeemable B Shares

A copy of the above document dated 17 March 2004 has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. (0)20 7676 1000

For further information contact:

Penny Watson
Elementis plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

UKLA Filings made since 26 February 2004 to 13 April 2004

Date	Description
2 April 2004	Redeemable B Share Circular

82-34751

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer on or before 27 April 2004, all of your ordinary shares of 5 pence each in Elementis plc, please send this entire document and the accompanying forms to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was or is effected for transmission to the purchaser or transferee.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that admission of the Redeemable B Shares will become effective and dealings in them will commence on 4 May 2004.

---

04 APR 15 AM 7:21

ELEMENTIS

Elementis plc

Issue of Redeemable B Shares

Details of special business to be conducted at Annual General Meeting

Notice of Annual General Meeting

A letter from the Chairman of Elementis plc appears on page 3 of this document.

Notice of the forthcoming Annual General Meeting is set out on pages 16 of this document.

A timetable of principal events is set out on page 2 of this document. Key times and dates are:

(a) **11.00am** on **Tuesday 20 April 2004** which is the latest time and date for receipt of Forms of Proxy for use at the Annual General Meeting by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW;

(b) **11.00am** on **Thursday 22 April 2004** when the Annual General Meeting of Elementis plc will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED;

(c) **5.00pm** on **Tuesday 27 April 2004** which is the latest time and date for receipt of Redemption Forms by Lloyds TSB Registrars at the address indicated above.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

Contents

Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for receipt of Proxy Forms in respect of the Annual General Meeting	11.00 am on Tuesday 20 April 2004
Latest date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Thursday 22 April 2004
Annual General Meeting	11.00 am on Thursday 22 April 2004
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00 pm on Tuesday 27 April 2004
Record date for entitlements to New Redeemable B Shares	Tuesday 27 April 2004
New Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00 am on Tuesday 4 May 2004
New and Existing Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 27 April 2004	Tuesday 4 May 2004
New Redeemable B Shares and Redemption proceeds entered into CREST	Tuesday 4 May 2004
Despatch of share certificates in respect of the New Redeemable B Shares	By Tuesday 4 May 2004
Despatch of cheques in respect of New and Existing Redeemable B Shares redeemed	By Wednesday 5 May 2004

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.

ELEMENTIS

Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

17 March 2004

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

This letter provides details of the special business to be conducted at the Annual General Meeting of the Company to be held on 22 April 2004. The Notice convening the Annual General Meeting is set out on pages 16 and 17. This letter also includes details of the forthcoming further issue of Redeemable B Shares and information regarding the re-election of the two non-executive directors and the re-appointment of auditors.

Background to the issue of New Redeemable B Shares

The Board is not proposing to pay a final ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of Redeemable B Shares out of the Company's merger reserve.

The New Redeemable B Shares will be allotted to holders of Ordinary Shares on the Company's register of members on 27 April 2004 on the basis of 1.1 Redeemable B Share for every 1 Ordinary Share held. Where the issue of New Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 4 May 2004.

The New Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The New Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in November 2004.

Further details of the issue of the New Redeemable B Shares and the Redemption Offer are set out in Part II of this document.

Action to be taken to redeem New Redeemable B Shares

Holders of New Redeemable B Shares may elect to have all or part of their holdings of New Redeemable B Shares redeemed on 4 May 2004 by completing and returning the Redemption Form by 27 April 2004 to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope. Further information on completing and returning the Redemption Form is set out in Part II, Section 4 of this document.

If you do not wish to have your New Redeemable B Shares redeemed on 4 May 2004, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of New Redeemable B Shares further opportunity to have them redeemed at their nominal value.

Redemption offer in respect of Existing Redeemable B Shares

A further offer is being made to holders of Existing Redeemable B Shares to redeem these shares at their nominal value on 4 May 2004. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of Shareholders who are not resident in the United Kingdom is drawn to Section 1 of Part IV of this document.

Information regarding the re-election of two Non-Executive Directors

At the Annual General Meeting this year, Shareholders have the opportunity to vote for the re-election of two non-executive directors, namely Michael Hartnall and Edward Wilson. To assist Shareholders in making an informed decision on the election of these two directors the following background information has been provided:

Michael Hartnall

Michael Hartnall was first appointed as non-executive director of Elementis Holdings Limited, formerly Harrisons & Crosfield plc which is now a subsidiary of the Company, in 1993 and today is the senior non-executive director and Chairman of the Audit Committee. Michael is also a non-executive director of BAE SYSTEMS plc and Lonmin plc. In 2003 Michael retired as the Finance Director of REXAM PLC after holding the post for 16 years. The Board considers Michael to be an independent director, despite having been a Board member for over eleven years. Michael's financial acumen, business experience and commitment to the position are highly valued by his fellow Directors who are pleased to recommend his re-election as a director.

Edward Wilson

Edward Wilson was appointed a non-executive director of the Company in 1999. Edward has substantial experience within the chemical industry including senior positions at Dow Chemical Company, Koch Industries International Europe and Vantico Group. More recently, Edward has set up his own consultancy company called Chemair Limited which advises governments, financial institutions and industry in the fields of energy, petrochemicals and plastics. Edward's chemical industry background and considerable commercial experience enable him to make a significant contribution to the Company and the Board is again pleased to recommend his re-election as a director.

Re-appointment of Auditors

As part of the ordinary business to be conducted at the Annual General Meeting it is proposed to elect PricewaterhouseCoopers LLP as auditors of the Company. It is, however, intended as part of good corporate governance, to review the appointment of auditors during 2004. It is proposed to put the audit of the Company out to tender and PricewaterhouseCoopers LLP will be invited to participate in that process together with other leading firms of auditors. As a result of this process it is possible that there could be a change of auditor during 2004.

Annual General Meeting

The Annual General Meeting will be held at 11.00am on Thursday 22 April 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. Details of the items of special business to be considered at the AGM are set out in Part I of this document.

Should you wish to attend the Annual General Meeting in person, you should detach the Annual General Meeting attendance card which is attached to the Form of Proxy and bring this with you to the meeting.

Alternatively, please complete and sign the Form of Proxy in accordance with the printed instructions thereon and return it as soon as possible to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope or in any event so as to be received no later than 11.00am on Tuesday 20 April 2004. Completion and return of the Form of Proxy will not prevent you attending the Annual General Meeting and voting in person if you wish.

Additional information

Your attention is drawn to the additional information contained in the rest of this document.

Recommendation

Your Board considers the issue of New Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The Directors intend to accept the Redemption Offer for all the New Redeemable B Shares received in respect of their own beneficial holdings.

Your Board considers that the passing of the resolutions to be proposed by way of special business at the forthcoming Annual General Meeting is in the best interests of the Company and Shareholders as a whole. The Directors accordingly recommend Shareholders to vote in favour of those resolutions, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry
Chairman

Part I Details of Special Business to be conducted at the Annual General Meeting

Set out below is an explanation of the items of special business to be conducted at the Annual General Meeting:

Resolutions 7 and 8: Authority to allot shares

A general authority is being sought under Resolution 7 for the Directors to allot shares up to a maximum nominal amount of £7,194,874, which is equal to one third of the current issued Ordinary Share capital. The Company does not currently hold any shares as treasury shares within the meaning of Section 162A of the Companies Act 1985. It is also proposed under Resolution 8 to confer power on the Directors to allot securities for cash pursuant to this general authority (and to sell any treasury shares which it may acquire for cash) otherwise than in accordance with existing Shareholders' statutory pre-emption rights in the following circumstances: (i) in the event of a rights issue to Shareholders up to the amount of the general authority and (ii) otherwise up to an aggregate nominal amount of £1,079,102 (representing 5 per cent of the issued Ordinary Share capital as at 31 December 2003). Resolution 7 will be proposed as an ordinary resolution and Resolution 8 as a special resolution. The authorities conferred by these resolutions will last for up to 15 months from the date of the Annual General Meeting. The Directors do not have any present intention of exercising these authorities.

Resolution 9: Authority to purchase shares

The Company's Articles of Association contain a provision allowing the Directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. Resolution 9 will be proposed as a special resolution for the purpose of renewing the general authority to effect such purchases within the limits set out.

The Directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 43,164,082 Ordinary Shares (being 10 per cent of the Company's issued share capital as at 31 December 2003) with a stated upper limit on the price payable which reflects the requirements of the UK Listing Authority. Purchases would only be made after the most careful consideration, where the Directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the Directors, in the best interests of the Company and its Shareholders.

Companies are now allowed to hold their own shares which have been purchased in this way in treasury rather than having to cancel them. The Directors would, therefore, consider holding the Company's own shares which had been purchased by the Company as treasury shares as this would give the Company the flexibility of being able to sell such shares quickly and cost effectively where it considers it in the interests of Shareholders to do so. Whilst any such shares are held in treasury, no dividends will be payable on them and they will not carry any voting rights.

As at 16 March 2004 there were options to subscribe for 25,837,752 Ordinary Shares outstanding under the Employee Share Schemes. If all the options were exercised, the resulting number of Ordinary Shares would represent (a) 5.65 per cent of the enlarged issued Ordinary Share capital at that date; and (b) if the proposed authority to purchase shares was exercised in full, 6.24 per cent of the enlarged issued Ordinary Share capital at that date (excluding any Ordinary Share capital which may be purchased and held in treasury).

Part II Details of the New Redeemable B Shares and the Redemption Offer

1. Issue of the New Redeemable B Shares

Pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000, the Board will capitalise a sum of up to £4.7 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 474,861,662 New Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £51,544.24 which would be applied in paying up in full up to 5,154,424 New Redeemable B Shares. However, Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

The New Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Share for every Ordinary Share then held. Where the issue of New Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The names of all qualifying New Redeemable B Shareholders will be entered into the register of members on 4 May 2004. No New Redeemable B Shares will be marketed or made available in whole or part to the public.

2. Details of the New Redeemable B Shares

The New Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the New Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 2 November 2004 in respect of the dividend calculation period commencing on 2 May 2004. The New Redeemable B Shares will carry limited voting rights and will not rank pari passu with the existing Ordinary Shares. The New Redeemable B Shares will however rank pari passu with the Existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 below of this Section.

3. Listing of the New Redeemable B Shares

The Existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the New Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 4 May 2004.

The New Redeemable B Shares will be in registered form. Elementis has applied for the New Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of New Redeemable B Shares which are payable by the Company are estimated to amount to approximately £60,000 (excluding value added tax, if any).

4. Redemption of the New Redeemable B Shares

The New Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

(a) at a Shareholder's option on 4 May 2004 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;

(b) at the Company's option at any time if more than 90 per cent of the Redeemable B Shares originally issued have then been redeemed; and

(c) at the Company's option on or after 27 April 2005.

All New and Existing Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described in (a) above and subject to listing of the New Redeemable B Shares on the Official List, the Company will offer to redeem the New Redeemable B Shares (and the Existing Redeemable B Shares subject to a separate offer) on 4 May 2004.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their New Redeemable B Shares redeemed in full*

A Redemption Form is enclosed for use by Shareholders who hold their Ordinary Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope, by 5.00pm on 27 April 2004, Shareholders will be entitled to have all or part of their holdings of New Redeemable B Shares redeemed on 4 May 2004. Redemption Forms will not be valid if returned after 5.00pm on 27 April 2004. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 27 April 2004 will be sent a Redeemable B Share certificate (or have their CREST accounts credited as appropriate) in respect of their New Redeemable B Shares by 4 May 2004. Shareholders who elect for redemption will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their New Redeemable B Shares redeemed in part*

Shareholders who wish to redeem part but not all of their holdings of New Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day for instructions.

(c) *Action to be taken by Shareholders not wishing to have their New Redeemable B Shares redeemed*

Shareholders who do not wish to have their New Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the New Redeemable B Shares following Admission. The Company expects to despatch, by post, by 4 May 2004 definitive share certificates in respect of any New Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of New Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 4 May 2004, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5. Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6. Rights and Restrictions attached to Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "Articles") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("**the B Preferential Dividend**") *to be paid out of the profits of the Company available for* distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to have the B Preferential Dividend relating to any period paid out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date"). In this paragraph, each six monthly period ending on 2 May and 2 November is a **Calculation Period**.

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably as between themselves in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except for any general meeting at which a resolution to wind up the Company is to be considered, in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such

resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

Part III Taxation

1. General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 17 March 2004 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

2. Redeemable B Shares

(a) Issue of New Redeemable B Shares

The issue of New Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of New Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of New Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the New Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of New Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of Ordinary Shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the New Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the New Redeemable B shares.

(b) Redemption of Redeemable B Shares

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares apportioned to the Redeemable B Shares in the manner described at 2 (a) (iii) above until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief may be available to reduce the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual. Taper relief does not apply where a loss is realised. If a gain is realised, appropriate advice should be taken as to the amount of taper relief available.

(c) *Worked example*

This example assumes a shareholder had an original holding of 100 ordinary shares which cost £500 on 5 May 1997. It also assumes that 1 New Redeemable B share is issued for every Ordinary share held.

Market value of 1 Redeemable B share when first listed	1p
Market value of 1 Ordinary share when B shares first listed	30p

Step 1: apportioning original base cost

Class of shares	**Market value when B shares first listed**	**Number of shares held**	**Total market value of holding**	**Apportionment**	**New base cost**
Ordinary Shares	30p	100	£30.00	£500 x £30.00/£31.00	£483.87
New Redeemable B Shares	1p	100	£1.00	£500 x £1.00/£31.00	£16.13
			£31.00		£500.00

The base cost of the Redeemable shares is therefore £16.13 and the base cost of the original ordinary shares has been reduced by this amount to £483.87.

Step 2: Redemption of New Redeemable B shares

		£'s	**£'s**
	Sale/redemption proceeds (say 100 x 1p)		1.00
Less	Allowable deductions (commissions, etc)		—
Less	Cost	(16.13)	
	Incidental costs of acquisition	—	
		(16.13)	
	Indexation (not available to increase a loss)	—	
			(16.13)
	Unindexed gain/loss		(15.13)

No taper relief is available in this case as there is a loss on disposal.

On a subsequent bonus issue of Redeemable B shares, the newly calculated base cost of the ordinary shares (£483.87 as above) is apportioned once again by the same method.

(d) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(e) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

Part IV Additional Information

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the New Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3. Authorised share capital

The Company has an authorised share capital of £157,000,000.

4. Loan Note Holders

The issue of the New Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

5. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Definitions

The following terms apply throughout this document unless the context otherwise requires:

"ACT"	advance corporation tax
"Admission"	the admission of the New Redeemable B Shares to the Official List and the admission of those shares to trading on the London Stock Exchange becoming effective
"AGM" or "Annual General Meeting"	the Annual General Meeting of the Company convened for Thursday 22 April 2004 at 11.00am, notice of which is set out at the end of this document
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 2 November 2002 and/or 2 May 2003 and/or 2 November 2003 which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"New Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"New Redeemable B Shareholder"	a holder of New Redeemable B Shares
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing on the London Stock Exchange
"Ordinary Shares"	the ordinary shares of 5 pence each in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, on the next business day

"Proxy Form" or "Form of Proxy"	the form of proxy accompanying this document for use in connection with the Annual General Meeting
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 27 April 2004
"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer
"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 4 May 2004 on the terms and conditions set out in this document
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Elementis plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the seventh ANNUAL GENERAL MEETING of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Thursday 22 April 2004 at 11.00am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the report of the directors and audited financial statements for the year ended 31 December 2003.

2. To approve the directors' remuneration report for the year ended 31 December 2003.

3. To re-elect Michael Hartnall, who retires by rotation, as a director of the Company.

4. To re-elect Edward Wilson, who retires by rotation, as a director of the Company.

5. To re-appoint PricewaterhouseCoopers LLP as auditors.

6. To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following Resolutions of which No. 7 will be proposed as an ordinary resolution and Nos. 8 and 9 will be proposed as special resolutions:

7. That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,194,874 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 22 July 2005, whichever shall be the earlier.

8. That:

   (a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,079,102 and the prescribed period will be the period specified in Resolution 7;

   (b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by Article 4.2" were omitted from the second line of Article 4.4; and

   (c) for the purpose of such power the reference in Article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares respectively held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

9. That the authority conferred on the Company at the sixth Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of Ordinary Shares of 5 pence each in the capital of the Company be hereby renewed provided that:

   (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 43,164,082;

   (b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

   (c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

   (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 21 April 2005, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

By Order of the Board

Philip Brown
Company Secretary
17 March 2004

Registered office:

Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

Notes:

(1) A member entitled to attend and vote may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company but, except in the case of a proxy for a corporate member, is not entitled to vote except on a poll.

(2) The instrument appointing a proxy must reach the Company's Registrars not less than 48 hours before the time appointed for the meeting or adjourned meeting.

(3) Only holders of Ordinary Shares on the register at 6.00pm on Tuesday 20 April 2004 or their duly appointed proxies will be entitled to attend and/or vote at the meeting. Shareholders shall be entitled to vote in respect of the number of Ordinary Shares registered in their names at the above time and any subsequent changes shall be disregarded in determining rights to attend and vote.

(4) The register of directors' interests in the share capital of the Company and copies of all the service contracts of directors with the Company will be available for inspection at the registered office of the Company during normal business hours on any week day (excluding Saturdays and public holidays) from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting from 10.45am on the day of the meeting until its conclusion.

(5) Details relating to the directors proposed for re-election can be found in the section entitled 'The Board and management team' in the Annual Report for 2003 accompanying this notice.

(6) Any shareholder may submit questions in advance of the meeting by writing to the Secretary at the registered office of the Company. Written replies to questions may be provided as it may not be practicable to deal with them all at the meeting.